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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 14, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT



Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Announcement Given To Third Parties:


Amendment:


Headline:



Announcement Body Information:
FOR IMMEDIATE RELEASE

CONTACTS:
MERANT                                      VMW Corporate & Investor Relations
Ken Sexton                                  Sylvia Dresner/Vicki Weiner
Chief Financial Officer                     United States
+1 (301) 838 5210                           +1 (212) 616 6161
Ken.Sexton@merant.com                       Info@vmwcom.com

Larry De'Ath                                Financial Dynamics
VP, Investor Relations                      Giles Sanderson/Jon Earl
+1 (301) 838 5228                           United Kingdom
Larry.Death@merant.com                      +44 (0) 207 831 3113
                                            Merant@fd.com


MERANT  Reviews  Fiscal Year 2001 Business  Strategy and Fourth  Quarter  Update

                           Focus on High Growth Areas

www.merant.com - April 14, 2000 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a global leader in enterprise application development and e-business solutions, has scheduled a meeting to be held today at 10:00 am US EDT (3:00 pm BST) with investors, potential investors and analysts to review its business strategy for the fiscal year ending April 30, 2001, including financial targets for the same period. MERANT's revenue is targeted to grow at 8-10% overall for fiscal year 2001, led by MERANT's Egility
(TM) e-business solutions which are targeting growth rates of 25-30%. Pre-tax earnings before goodwill amortization are targeted to be 7-9% of overall revenue for fiscal year 2001.

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For the fourth quarter ended April 30, 2000, revenues are estimated to be in the range of $94 million to $100 million (GBP 58.5 million to GBP 62 million). Estimated revenues excluding Year 2000 revenues, are expected to grow compared to last year's fourth quarter. The estimated operating earnings, excluding goodwill amortization and restructuring charges, are expected to be between break-even and 5% of revenue. During the business planning process for fiscal year 2001, the Company began to accelerate its investments in Egility and Internet-related activity and began to realign resources (people and programs) to better support its growth strategy for fiscal year 2001. As a result of planned realignment, MERANT expects to incur non-recurring charges of $10 million to $15 million (GBP 6 million to GBP 9 million) in the quarter ending April 30, 2000. A substantial portion of restructuring charge will be related to non-cash write-offs of previously capitalized software cost. MERANT's final results for the fiscal year ending April 30, 2000 are expected to be released on June 6, 2000.


This announcement has been made in accordance with London Stock Exchange requirements. These financial targets for the fiscal year 2001 specified above are not a forecast of revenue and earnings for the fiscal year ending April 30, 2001, and should not be construed as a forecast. Statements regarding these targets are forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially are listed below in this announcement.

MERANT's president and CEO, Gary Greenfield, said, "MERANT is excited about the prospects for fiscal 2001, especially the acceleration of our Egility and Internet-related businesses. The Company is focused on rapidly providing sustainable e-business value to our customers, and we expect two-thirds of MERANT's revenues to be e-business related by the end of fiscal 2001."

Those interested in participating in today's conference call should reference MERANT's web site at http://www.merant.com.

About MERANT
Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. The MERANT Egility framework empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with approximately $370 million in annual revenues and nearly 2,000 employees, MERANT has 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT Web site at www.merant.com.

Forward-Looking Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for MERANT's business prospects and growth, as well as the growth of MERANT's e-business solutions business in fiscal year 2001. These forward-looking statements involve a number of risks and uncertainties. The financial estimates and targets indicated in this announcement are preliminary estimates only. The financial results that will be reported by MERANT for the fourth fiscal quarter are contingent on the ability of MERANT to close anticipated sales prior to the end of the quarter and limit costs to those estimated for the remainder of the quarter, and also subject to review of the revenue recognized and expenses incurred in the quarter for consistency with MERANT's accounting policies and GAAP. Actual results may not fall within the ranges indicated above and could differ materially. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in net revenue which may be caused by delays in the timing of sales and the delivery of products or services, the

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ability of MERANT to develop,  release, market and sell products and services to customers in the highly dynamic market for  enterprise  application  development
and  e-business  solutions,   the  potential  need  for  enterprise  application
development solutions and e-business solutions to shift based on changes in underlying technology standards coming into use, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, and Quarterly Reports on Form 6-K for the quarters ended July 31, 1999, October 31, 1999 and January 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that
may  reflect  events  or   circumstances   occurring  after  the  date  of  this
announcement.

Trademark Notice
MERANT and Egility are trademarks of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  April 14, 2000              By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer